EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

To the Board of Directors:

AuraSource, Inc.

We consent to the use in this Registration Statement and related Prospectus on Form S-1 Amendment 1 of our report dated June 29, 2015 on the consolidated balance sheets of AuraSource, Inc. as of March 31, 2015 and 2014, and the related consolidated statements of operations, stockholders’ deficit, and cash flows for the years then ended.  Our report dated June 29, 2015 includes an emphasis paragraph relating to an uncertainty as to the Company’s ability to continue as a going concern.

We also consent to the reference to us under the heading "Experts" in the Registration Statement.

/s/ TAAD LLP

Walnut, California
November 9, 2015